                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of November, 2002.


                               Crayfish Co., Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                         Commission File Number 0-30530
                                                -------

                                6F, Hikari Bldg.
              2-16-13 Ikebukuro, Toshima-ku, Tokyo 171-0014, Japan
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F  X    Form 40-F
               -----            -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ----

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ----

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes        No  X
          ------    -----

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 --------

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1.    CRAYFISH ANNOUNCES FINANCIAL RESULTS FOR FY 2002 ENDED SEPTEMBER 30,
      2002

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Crayfish Co., Ltd.
                                       ---------------------------------------
                                                      (Registrant)


Date  November 15, 2002                By          /s/ Kazuhiko Muraki
      ---------------------               -------------------------------------
                                                       (Signature)
                                          Kazuhiko Muraki
                                          President and Representative Director

                                                                 [CRAYFISH LOGO]

                                                              Crayfish Co., Ltd.
                                                                 Kazuhiko Muraki
                                                         Chief Executive Officer
                                                               ir@crayfish.co.jp
                                                                 +81-3-5957-0644

             CRAYFISH ANNOUNCES FINANCIAL RESULTS FOR FY 2002 ENDED
                               SEPTEMBER 30, 2002

Tokyo/NewYork, November 15, 2002 - Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS:
4747) (hereinafter the "Company"), a provider of e-mail hosting services (servicemark "DESKWING") and other Internet-related services for small and medium-sized enterprises ("SME's"), today announced the results of its operations for Fiscal Year 2002 ended September 30, 2002. All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) for interim financial information.



FISCAL YEAR ENDED SEPTEMBER 30, 2002 FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001




                                                                      (JPY)             (JPY)                (US$)
                                                                       FY2002          FY2001                FY2002
                                                                   (UNAUDITED)        (AUDITED)            (UNAUDITED)
======================================================================================================================
  TOTAL REVENUES                                                        2,945            5,312               24,194
  INCOME (LOSS) FROM OPERATIONS                                         1,331           (7,354)              10,933
  NET INCOME (LOSS)                                                     1,338           (9,569)              10,989
----------------------------------------------------------------------------------------------------------------------
  NET INCOME (LOSS) PER SHARE - BASIC                              130,460.70      (937,558.40)            1,071.63
                             -  DILUTED                            130,349.47      (937,558.40)            1,070.62
----------------------------------------------------------------------------------------------------------------------

  Notes:

1.    In millions of yen and thousands of U.S. dollars except per share data.

2. U.S. dollar amounts have been translated at the rate of JPY 121.74=US$1, the spot rate of the U.S. Federal Reserve Bank on September 30, 2002.

FY2002 REVIEW AS OF THE END OF 4Q FY2002

HIGHLIGHTS OF THE COMPANY'S OPERATING RESULTS AND ACTIVITIES THROUGH 4Q FY2002 ARE AS FOLLOWS:

-  FISCAL YEAR NET INCOME RECOGNIZED FOR THE FIRST TIME SINCE THE COMPANY'S
   LISTING

- FISCAL YEAR POSITIVE CASH FLOW RECOGNIZED FOR THE FIRST TIME SINCE THE COMPANY'S LISTING

-  DESKWING SERVICE HOSTED BY GLOBAL MEDIA ONLINE

-  NEW DESKWING SERVICE PLAN AND NEW DESKWING SERVICE DISCOUNT

FISCAL YEAR NET INCOME RECOGNIZED FOR THE FIRST TIME SINCE THE COMPANY'S LISTING The Company obtained profitable results for FY2002 principally through restructuring its operations including optimizing staff allocation, reducing excess capital investment, withdrawing from non-core operations and reducing costs of certain outsourced administrative operations as announced in the Company's press release of

July 25, 2001. Although revenues for FY2002 fell due to a decline in the number of subscribers, the Company posted net income for FY2002, reflecting the Company's ongoing measures to reduce costs, improve operations and optimize resource allocation.

FISCAL YEAR POSITIVE CASH FLOW RECOGNIZED FOR THE FIRST TIME SINCE THE COMPANY'S LISTING
The Company recognized a net increase in cash and cash equivalents of JPY1,983 thousand for FY 2002 as follows: i) JPY1,777 thousand (net cash provided by operating activities) mainly due to an increase in net income from operations for FY 2002; ii) JPY203 thousand (net cash provided by investing activities) reflecting proceeds from the sales of investments in equity securities; and iii) JPY2,111 thousand (net cash provided by financing activities) attributable to proceeds from the exercise of stock options.

DESKWING SERVICE HOSTED BY GLOBAL MEDIA ONLINE
On August 1, 2002 the Company announced plans to outsource to Global Media Online Inc. ("GMO") the administration and maintenance of servers supporting DESKWING and related operations. Outsourcing operations commenced on September 1, 2002. GMO is known as Japan's leading hosting company in support, reliability and overall customer satisfaction. The outsourcing agreement helps to ensure reliable service for the Company's DESKWING users and allow Crayfish to focus on developing new products and services for its core clients.

NEW DESKWING SERVICE PLAN AND NEW DESKWING SERVICE DISCOUNT
As announced by the Company on August 30, 2002, on November 1, 2002 the Company commenced a new DESKWING service plan and a new DESKWING discount plan in order to enhance customer satisfaction and maintain a competitive edge in Japan's hosting industry. The Company's new DESKWING service plan offers several pricing and service options. Users may be eligible to receive a 5% discount on the second year's subscription fees after one year of subscribing, a 10% discount on the third year's subscription fees after two years of subscribing, and a maximum discount of 25% after five years.

Unaudited Financial Results for the FISCAL YEAR ENDED SEPTEMBER 30, 2002

Results for 4Q FY2002 will be available on the Company's website
(http://www.crayfish.co.jp/eng/ir.html) from November 19, 2002. In addition, the Company will hold a conference call in the morning (United States, EST) on the same day regarding results for 4Q FY2002, and the Company's mid-term and long-term strategy. If you would like to join the call, please e-mail to ir@crayfish.co.jp and include the words "Earnings Call" in the e-mail message subject header.

REVENUES
Total revenues in FY2002 were JPY2,945 million, down 44.6% from JPY5,312 million in FY2001. The decrease in total revenues was mainly attributable to a decline in the number of subscribers.

COST OF REVENUES
Total cost of revenues for FY2002 decreased 81.3% to JPY636 million from JPY3,392 million in FY2001. The substantial decline is mainly due to the termination of the Company' server leasing contract as announced by the Company on July 24 and July 25, 2001, and a decline in the number of subscribers.

GROSS PROFIT
The Company recorded gross profit of JPY2,309 million in FY2002, a 20.3% increase from JPY1,920 million in FY2001. Gross profit margin for FY2002 was 78.4%, comparing favorably with 36.1% FY2001. The improvement in gross profit margin reflects a lower cost of revenues.

OPERATING EXPENSES
Total operating expenses in FY2002 declined by 89.5% to JPY978 million from JPY9,274 million in FY2001. The substantial decline is mainly due to the following factors:

As discussed in more detail in the Company's annual report on form 20-F, as a result of termination of our marketing agreement with Hikari Tsushin, and subsequent increases in cancellations by subscribers following the termination of the agreement, the Company recognized a loss on impairment of purchased intangible service assets of JPY 3,500 million for Fiscal Year 2001.

The Company incurred a one-time charge of JPY 2,330 million during its 4Q FY2001 ending September 30, 2001 reflecting a termination of its server leasing contract with IBJ Leasing Co., Ltd. on July 24, 2001. As result, the Company recognized a loss on impairment of equipment of JPY 2,111 million.

INCOME FROM OPERATIONS
In addition to the aforementioned factors above, the Company's continual effective cost control and resource management has helped the Company to post income from operations of JPY 1,331 million in FY2002. This figure compares favorably with a loss from operations of JPY 7,354 million in FY2001. The substantial improvement in income from operations reflects the substantial decline in operating expenses.

NET INCOME
The Company recorded net income of JPY1,338 million in FY2002. This figure compares favorably with a net loss of JPY9,569 million in FY2001. The large improvement in net income reflects the Company's progress in restructuring its operations.

STATUS OF DESKWING SUBSCRIBERS
During 4Q FY2002, the Company acquired a total of 90 new DESKWING subscribers, down 84.9% from 597 in 4Q FY 2002 and down 43.8% from 160 in 3Q FY2002. Cancellations during 4Q FY2002 declined to 2,999, down 35.5% from 4,651 in 4Q FY2001 and down 12.0% from 3,408 in 3Q FY2002.

TABLE 1: CHANGES DESKWING SUBSCRIBERS

                         4Q FY02        3Q FY02        2Q FY02         1Q FY02        4Q FY01
=============================================================================================
 NEW                          90            160            196             235            597
 CANCELLED                 2,999          3,408          4,908           7,759          4,651
=============================================================================================
 MONTH-END BALANCE        12,864         15,773         19,021          23,733         31,257
---------------------------------------------------------------------------------------------

BUSINESS OUTLOOK
Overview
The Company achieved net income for FY2002 for the first time since the Company's listing. The Company will continue to aim to achieve positive results by implementing cost controls and operational improvements, strengthening marketing and providing services to address customer needs. For instance, the Company began offering a new DESKWING service plan and a new DESKWING discount plan on November 1, 2002 to maintain a competitive edge in Japan's hosting industry. The new DESKWING plans provide several pricing and service options. Users may be eligible to receive a 5% discount on the second year's subscription fees after one year of subscribing, a 10% discount on the third year's subscription fees after two years of subscribing, and a maximum discount of 25% after five years.

The Company has been considering new business strategies aimed at boosting profitability such as entering into new businesses that may not be related to hosting, merging with or acquiring other companies, investing in other companies, or purchasing part of a business from other companies, including affiliates of the Company's parent.

COMPANY INFORMATION
The Company was incorporated in Japan on October 16, 1995 for the purpose of engaging in business related to information technology. The Company's main operation is to provide e-mail hosting services (servicemark "DESKWING") to small and medium-sized enterprises. DESKWING hosting service provides customers with e-mail addresses with their own domain extensions.

CORPORATE HEADQUARTERS:

Crayfish Co., Ltd.
6F., Hikari Bldg. 2-16-13 Ikebukuro Toshima-ku, Tokyo 171-0014  Japan
Tel: +81-3-5957-0644

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual actions or results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission. Such risks and factors include, without limitation: that the Company may be unable to retain existing customers or expand the size of its customer base, that it may be unable to develop an effective marketing channel, that its business may be negatively affected by the performance of third parties to whom the Company outsources its operations, that any new businesses it may enter may not prove successful, that it may delist or be subject to delisting of its shares in Japan or its ADRs in the United States, and the outcome of securities class action litigation against the Company.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in our subsequent filings pursuant to the Securities Exchange Act of 1934.

All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information.

[CRAYFISH LOGO]

                              CRAYFISH CO., LTD.
                                 BALANCE SHEETS
                        AS OF SEPTEMBER 30, 2002 AND 2001
                                (IN THOUSANDS)

                                                                    SEPTEMBER 30, 2002                     SEPTEMBER 30, 2001
                                                                 -------------------------------------  -------------------------
                                                                      US$      JPY              %          JPY            %
                                                                 -----------  -----------  -----------  -----------  -----------
ASSETS                                                           (UNAUDITED)  (UNAUDITED)                (AUDITED)
CURRENT ASSETS:
 CASH AND CASH EQUIVALENTS                                           134,813   16,412,076         97.0   14,429,199         92.4
 TIME DEPOSIT IN BANK                                                  1,643      200,000          1.2      200,000          1.3
 ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS             121       14,751          0.1       30,714          0.2
 ACCOUNTS RECEIVABLE DUE FROM RELATED PARTIES                            176       21,436          0.1            0          0.0
 PREPAID EXPENSES AND OTHER CURRENT ASSETS                               501       61,017          0.4      383,335          2.5
                                                                 -----------  -----------  -----------  -----------  -----------
   TOTAL CURRENT ASSETS                                              137,254   16,709,280         98.9   15,043,248         96.4
                                                                 -----------  -----------  -----------  -----------  -----------

PROPERTY AND EQUIPMENT, NET                                            1,309      159,390          0.9      323,624          2.1
INVESTMENTS IN EQUITY STOCK                                                0            0          0.0       33,250          0.2
INVESTMENTS IN AN AFFILIATE                                                0            0          0.0      127,374          0.8
DEPOSITS                                                                 241       29,381          0.2       55,636          0.4
OTHER ASSETS                                                             139       16,851          0.1       26,530          0.2
                                                                 -----------  -----------  -----------  -----------  -----------
   TOTAL ASSETS                                                      138,943   16,914,902        100.0   15,609,662        100.0
                                                                 ===========  ===========  ===========  ===========  ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 ACCOUNTS PAYABLE                                                        609       74,160          0.3      174,369          1.1
 ACCOUNTS PAYABLE DUE TO RELATED PARTIES                                  75        9,110          0.1        6,964          0.0
 CONSUMPTION TAX PAYABLE                                                 730       88,819                         0          0.0
 DEFERRED INITIAL CONTRACT FEES                                           33        4,004          0.0        9,556          0.1
 ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES                       180       22,009          0.1       41,967          0.3
                                                                 -----------  -----------  -----------  -----------  -----------
   TOTAL CURRENT LIABILITIES                                           1,627      198,102          1.2      232,856          1.5
                                                                 -----------  -----------  -----------  -----------  -----------


COMMON STOCK                                                          66,209    8,060,325         47.7    8,058,075         51.6
ADDITIONAL PAID-IN CAPITAL                                            55,316    6,734,094         39.8   18,805,670        120.5
LEGAL RESERVE                                                              0            0          0.0          180          0.0
RETAINED EARNINGS, SINCE OCTOBER 1, 2001                              15,791    1,922,381         11.4            0            0
ACCUMULATED DEFICIT                                                        0            0          0.0  (11,487,119)       (73.6)
                                                                 -----------  -----------  -----------  -----------  -----------
   TOTAL SHAREHOLDERS' EQUITY                                        137,316   16,716,800         98.8   15,376,806         98.5
                                                                 -----------  -----------  -----------  -----------  -----------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        138,943   16,914,902        100.0   15,609,662        100.0
                                                                 ===========  ===========  ===========  ===========  ===========

                                                                    Attachment B

[CRAYFISH LOGO]
                CRAYFISH CO., LTD.
         STATEMENTS OF INCOME (OPERATIONS)
        (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           THREE MONTHS ENDED SEPTEMBER 30,    FOR THE YEAR ENDED SEPTEMBER 30,
                                                      -------------------------------------  --------------------------------------
                                                                                    2001                                 2001
                                                            2002 (UNAUDITED)    (UNAUDITED)   2002 (UNAUDITED)         (AUDITED)
                                                      -----------------------    ----------  ----------    ----------   ----------
                                                      US$              JPY           JPY     US$                  JPY       JPY
                                                      ----------   ----------    ----------  ----------    ----------   ----------
REVENUES                                                   4,460      542,978       763,379      24,194     2,945,360     5,311,814
COST OF REVENUES                                          (1,281)    (156,006)     (413,578)     (5,226)     (636,174)   (3,391,888)
                                                      ----------   ----------    ----------  ----------    ----------    ----------
GROSS PROFIT                                               3,179      386,972       349,801      18,968     2,309,186     1,919,926
                                                      ----------   ----------    ----------  ----------    ----------    ----------
OPERATING EXPENSES:
   SELLING, GENERAL AND ADMINISTRATIVE EXPENSE             1,210      147,345       245,284       6,392       778,132     1,713,717
   RESEARCH AND DEVELOPMENT                                   61        7,403        29,706         419        51,031     1,014,774
   (GAIN) LOSS ON DISPOSAL OF PROPERTY                        (3)        (372)      332,452         481        58,576       332,452
   LOSS ON IMPAIRMENT OF PROPERTY                              0            0     2,110,529           0             0     2,110,529
   LOSS ON TERMINATION OF LEASE CONTRACTS                      0            0        89,932           0             0        91,616
   EXPENSES RELATED TO LITIGATION                            106       12,839         9,034         196        23,845       150,211
   EXPENSES RELATED TO BUSINESS RESTRUCTURING                  0            0       360,323         547        66,600       360,323
   LOSS ON IMPAIRMENT OF PURCHASED INTANGIBLE
     SERVICING ASSET                                           0            0             0           0             0     3,500,000
                                                      ----------   ----------    ----------  ----------    ----------    ----------
      TOTAL OPERATING EXPENSES                             1,374      167,215     3,177,260       8,035       978,184     9,273,622
                                                      ----------   ----------    ----------  ----------    ----------    ----------
INCOME (LOSS) FROM OPERATIONS                              1,805      219,757    (2,827,459)     10,933     1,331,002    (7,353,696)
OTHER INCOME AND EXPENSES:
   INTEREST INCOME (EXPENSE), NET                              2          219       (77,682)         22         2,667      (129,690)
   FOREIGN EXCHANGE GAIN (LOSS), NET                           1           62          (463)        (27)       (3,357)       24,690
   LOSS ON DEVALUATION OF INVESTMENT IN
     AN AFFILIATE                                              0            0      (399,377)          0             0      (399,377)
   (LOSS) GAIN ON SALE AND WRITE-OFF OF
     INVESTMENTS                                               0            0      (246,250)         82         9,975      (440,000)
   GAIN ON REDEMPTION OF INVESTMENT IN
     AN AFFILIATE                                              0            0             0         268        32,646             0
   EQUITY IN GAIN (LOSS) OF AN AFFILIATE                       0            0        12,636           0             0       (73,249)
   OTHER (EXPENSE) INCOME, NET                               (96)     (11,654)      213,062        (258)      (31,389)      (29,486)
                                                      ----------   ----------    ----------  ----------    ----------    ----------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
  PROVISION FOR INCOME TAXES                               1,711      208,384    (3,325,533)     11,020     1,341,544    (8,400,808)
PROVISION FOR/(REFUND OF) INCOME TAXES                         8          950        (1,441)         31         3,800         3,800
                                                      ----------   ----------    ----------  ----------    ----------    ----------
GAIN (LOSS) FROM CONTINUING OPERATIONS                     1,703      207,434    (3,324,092)     10,989     1,337,744    (8,404,608)
   LOSS FROM OPERATIONS OF DISCONTINUED
    BUSINESS SEGMENTS                                          0            0       310,614           0             0     1,164,113
                                                      ----------   ----------    ----------  ----------    ----------    ----------
NET INCOME (LOSS)                                          1,703      207,434    (3,634,706)     10,989     1,337,744    (9,568,721)
                                                      ==========   ==========    ==========  ==========    ==========    ==========
NET GAIN (LOSS) PER SHARE - BASIC                      US$166.11  JPY20221.68   (354,103.88) US$1071.63 JPY130,460.70   (937,558.40)
                          -DILUTED                        166.03       20,212   (354,103.88)    1070.69    130,346.30   (937,558.40)
SHARES USED IN PER SHARE CALCULATION -BASIC                            10,258     10,232                    10,254        10,206
                                     -DILUTED                          10,263     10,232                    10,263        10,206

[CRAYFISH LOGO]

                               CRAYFISH CO., LTD.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   FOR THE YEAR ENDED SEPTEMBER 30,
                                                                         -------------------------------------------------
                                                                                2002 (UNAUDITED)              2001(AUDITED)
                                                                         ------------------------------        -----------
                                                                            US$                JPY                 JPY
                                                                         -----------        -----------        -----------
Cash flows from operating activities:
Net income (loss)                                                             10,989          1,337,744         (9,568,721)
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
    Reversal of deferred stock compensation                                        0                  0            (94,901)
      Depreciation and amortization                                            1,125            136,933            789,421
      Allowance for doubtful accounts                                             11              1,286              6,820
      Loss on devaluation of an investment in an affiliate                         0                  0            399,377
      Loss on impairment and disposal of property and equipment                  481             58,576          2,514,891
      Loss on termination of lease contracts                                       0                  0             91,616
      Gain (loss) on sale of long-term investments                               (82)            (9,975)           186,000
      Write-off of investment in debt instrument                                   0                  0            254,000
      Gain from redemption of investment in an affiliate , net                  (268)           (32,646)                 0
      Equity in loss of an affiliate                                               0                  0             73,249
      Changes in operating assets and liabilities:
        Accounts receivable                                                      (56)            (6,759)           (55,899)
        Prepaid expenses and other current assets                              2,648            322,318            141,475
        Accounts payable                                                        (806)           (98,063)          (116,197)
        Consumption tax payable                                                  730             88,819                  0
        Deferred initial contract fee                                            (46)            (5,552)             9,556
        Accrued liabilities and other current liabilities                       (163)           (19,819)          (139,532)
        Other                                                                     37              4,601              2,062
                                                                         -----------        -----------        -----------
        Net cash provided by (used in) operating activities                   14,600          1,777,463         (5,506,783)

Cash flows from investing activities:

Purchase of time deposit in bank                                                   0                  0           (200,000)
      Investment in an affiliate                                                   0                  0           (600,000)
      Purchase of investment in equity securities                                  0                  0           (197,000)
      Payment for purchase of property and equipment                            (301)           (36,681)          (542,232)
      Investment in debt instrument                                                0                  0           (254,000)
      Deposits                                                                   216             26,255            177,051
      Proceeds from sale of investment in equity securities                    1,670            203,245                  0
      Proceeds from sale of property and equipment                                85             10,484             13,822
      Proceeds from sale of investment in equity securities                        0                  0              9,650
                                                                         -----------        -----------        -----------
        Net cash provided by (used in) investing activities                    1,669            203,303         (1,592,709)

Cash flows from financing activities:

      Principal payments on capital leases                                        (1)              (139)        (2,414,008)
      Proceeds from exercise of stock options                                     18              2,250             13,188
      Repayment of long-term debt                                                  0                  0            (37,500)
      Cancellation of restricted cash                                              0                  0            950,000
                                                                         -----------        -----------        -----------
        Net cash used in financing activities                                     17              2,111         (1,488,320)
                                                                         -----------        -----------        -----------
Net increase (decrease) in cash and cash equivalents                          16,288          1,982,877         (8,587,812)
                                                                                                                         0

Cash and cash equivalents at beginning of period                             118,525         14,429,199         23,017,011
                                                                         -----------        -----------        -----------
                                                                                                                         0

Cash and cash equivalents at end of period                                   134,813         16,412,076         14,429,199
                                                                         ===========        ===========        ===========
Supplemental Cash Flows Information:
      Cash transactions
       Cash paid for income taxes                                                  4                531              4,037
       Cash paid for interest                                                     --                 21             82,439

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                        NOTES TO THE FINANCIAL STATEMENTS

1.    BUSINESS ORGANIZATION AND RESTRUCTURING

NATURE OF OPERATIONS

      Crayfish Co., Ltd. (the "Company") was incorporated in Japan on October 16, 1995. The Company provides e-mail hosting services ("Deskwing") to small and medium-sized businesses in Japan. The Deskwing hosting service provides customers with e-mail addresses with their own domain extensions (see Risk of business concentration in Note 2).

DISCONTINUED OPERATIONS AND BUSINESS RESTRUCTURING

      At a June 20, 2001, special shareholders' meeting, shareholders approved the election of new management of the Company. The new management performed a strategic review of business operations, and on July 25, 2001, announced a "Business Revival Plan" (the "Plan") to restructure the Company. Historically, the Company had operated as three separate segments for management and financial reporting purposes. In accordance with the Plan, the Company discontinued its "Other Hosting Services" and "Systems Development Services" segments, leaving only its "Deskwing Hosting Services" segment. In addition, the Company terminated several ongoing research and development projects.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

      The Company maintains its records and prepares its financial statements in accordance with accounting principles generally accepted in Japan ("Japan GAAP"). Certain adjustments and reclassifications, including those relating to stock compensation expenses, accounting for leases and accrual of certain expenses, and impairment of long-lived assets have been incorporated in the accompanying financial statements to conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These adjustments were not recorded in the statutory accounts.

      Accounts denominated in foreign currencies have been re-measured into Japanese yen, the Company's functional currency. Foreign currency gains and losses from re-measurement, which have been insignificant to date, are included in the statements of operations.

FINANCIAL INSTRUMENTS

      Cash equivalents are highly liquid investments with original maturities of three months or less as of the date of purchase. Investments, which consist of time deposits and money management funds invested in bonds, are recorded at cost, which approximates market value.

      The amounts reported for cash equivalents, receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates and their short-term nature. Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash, investments and accounts receivable. The Company maintains its cash balances at financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base.

DERIVATIVE FINANCIAL INSTRUMENTS

      Derivative financial instruments are occasionally utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company enters into forward exchange contracts to obtain
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foreign currencies, mainly the U.S. dollar (US$), at specified rates based on expected future cash flows for each currency. The Company does not hold derivative financial instruments for trading purposes.

      The Company has not entered into any derivative contracts since August 2000 and as of September 30, 2002, the Company had no outstanding derivative contracts.

PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for office equipment, leasehold improvements and purchased software. Depreciation for capitalized leases is provided using the straight-line method over the shorter of the estimated useful lives of the respective assets or the remaining lease term. Maintenance and repairs are charged to expense as incurred. Major repairs and improvements, which extend the lives of the related assets, are capitalized and depreciated at applicable straight-line rates.

LONG-LIVED ASSETS

      Whenever circumstances indicate, the Company assesses the recoverability of long-lived assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the long-lived assets. The amount of impairment if any, is measured based on projected discounted future operating cash flow and is recognized as a write-down of the asset to a net realizable value.

RISKS AND UNCERTAINTIES

      RISK OF BUSINESS CONCENTRATION:

      As mentioned in "Nature of Operations" in Note 1, the Company previously had three main revenue generating businesses: The Deskwing hosting service, Other Hosting services, and System Development services.

      Currently, the Company concentrates its resources on Deskwing and its related services and the Company's business is concentrated in the Deskwing hosting service.

      RISK OF CASH CONCENTRATION:

      At September 30, 2002, the Company maintained Yen 16,411 million in deposits with banks, which represented 97.0% of total assets of the Company, and included a Yen 200 million time deposit. The Deposit Insurance Corporation of Japan, a government agent, guarantees up to Yen 10 million and related unpaid interest, for time deposits starting from April 2002. For savings and checking accounts, guarantee of deposits up to Yen 10 million will be effective in April, 2005, that was originally announced to be effective in April, 2003. Amounts in excess of this guaranteed amount are not insured or guaranteed.

REVENUE RECOGNITION

      DESKWING HOSTING SERVICE:

      The Deskwing hosting service is provided based on one-year contractual rates per customer domain name for the first-time customer. At the end of the first year, the contract is automatically extended, but can be cancelled by the customer anytime with a two-month advance notice. The first month subscription fee is collected together with the second month fee at the beginning of the second month and, thereafter, the monthly fee is collected at the beginning of each month. Revenues are recognized on a monthly basis over the contract period for each customer domain name covered by a valid contract, beginning when the initial subscription fee is collected. Cancellation fees are recognized when received, provided all obligations under the contract have been fulfilled.

      The Company receives initial contract fees related to the Deskwing hosting services from its
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first-time customers, which are deferred as received and recognized over an estimated service term of 18 months.

STOCK-BASED COMPENSATION

      As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-based Compensation", the Company has elected to account for its stock-based compensation arrangements in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Under this method, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award is recognized as deferred stock-based compensation cost which is amortized over the vesting period of the award.

INCOME TAXES

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the underlying assets and liabilities as well as operating loss and tax credit carry-forwards. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

ADVERTISING AND PROMOTIONAL COSTS

      The Company expenses advertising and promotional costs as they are incurred.

COMPUTATION OF EARNINGS PER SHARE

      Basic earnings (net loss) per share is computed by dividing net income (net loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to included the potentially dilutive effect of the outstanding stock options and warrants. When the Company incurs net loss, the options and warrants are not included in the computation of diluted net loss, as such options and warrants were antidilutive.

COMPREHENSIVE INCOME

      The Company accounts for comprehensive income in accordance with SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components (other comprehensive income) in the financial statements. The Company has had no amounts categorized as other comprehensive income since the Company has been incorporated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    U.S. DOLLAR AMOUNTS

      U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at September 30, 2002, which was Yen 121.74 to U.S. $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.    THE ELIMINATION OF ACCUMULATED DEFICIT
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      At the regular shareholders' meeting held on December 20, 2001, shareholders approved, pursuant to the Commercial Code of Japan, elimination of the accumulated deficit of Yen 12,071,755 thousand as of September 30, 2001, as recorded in the statutory book of accounts, using Yen 12,071,575 thousand of additional paid-in capital and Yen 180 thousand of legal reserve. As a result, the entire deficit as of October 1, 2001 recorded in the statutory book was eliminated. However, due to the differences in accounting principles between the U.S. and Japan, the amount of accumulated deficit at the time of the elimination under U.S. GAAP was less than the amount recorded in the statutory book of accounts, mainly due to the different accounting principles related to stock issuance costs. Under U.S. GAAP, stock issuance cost is deducted from additional paid-in capital whereas it is expensed as incurred under Japan GAAP. Accordingly, the difference in accumulated deficit, amounting to Yen 584,636 thousand, was recorded as an increase in retained earnings in the U.S. GAAP financial statements.